FACT Corporation

May 5, 2008

By Fax and Electronic Filing

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

Dear Mr. Hiller:

RE:

FACT Corporation (the “Company”)

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

Filed February 13, 2008

File No. 000-17232

Further to today’s telephone conversation between the undersigned and Mr. Don Delaney, the Company confirms we will file Amendment No. 2 to the Form 10-KSB for the fiscal year ended December 31, 2006 with the following 3 inclusions:

(1)

The Company will include an explanatory note discussing the reasons for the amended filing in the document;

(2)

The Company will ensure “audited” and “unaudited” figures are clearly marked as such in the schedules and notes to the financial statements included in the Form 10-KSB\A2;

(3)

The Company will submit the Form 10-KSB\A2 to include the audit report of the current auditors for the fiscal year ended December 31, 2006 and including comments with respect to the restatements to the fiscal year ended December 31, 2005; and further, will include the audit report of the predecessor audit firm in accordance with the provisions of AU Section 9508.65.

The Company believes the above amendments will address all issues raised in today’s telephone conversation.  We intend to file Amendment No. 2 to the Form 10-KSB for the fiscal year ended December 31, 2006 no later than May 9, 2008.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

Cc:   Donald Delaney

         Peter Gennuso, Gersten Savage